Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2008

Mr. Thomas F. Kopetic
Vice President, Chief Financial Officer and Treasurer
Citizens, Inc.
400 East Anderson Lane
Austin, Texas   78752

Re: Citizens, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed on March 30, 2007 and as amended on May 25, 2007
       File No. 0-16509

Dear Mr. Kopetic:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief